November 4, 2025

Mr. Mark A. Cowan

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Calamos ETF Trust (File Nos. 333-191151 and 811-22887) (the “Registrant”)

Dear Mr. Cowan:

I am writing to respond to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by the Registrant in connection with post-effective amendment number 62 to the registration statement on Form N-1A, filed with the Commission pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on August 22, 2025 (the “PEA”) for the purpose of adding Calamos Nasdaq® Autocallable Income ETF (formerly named Calamos [U.S. Tech] Autocallable Income ETF) (“the Fund”) as a new series of the Registrant. Your comments provided via a conference call on September 16, 2025 are summarized below, and each comment is followed by our responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the PEA. The Registrant intends to file a future post-effective amendment to the PEA pursuant to Rule 485(b) under the Securities Act to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement.

1. Comment. The Staff notes that in the section titled “Principal Investment Strategies,” it is not clear that the Underlying Reference Index has tech exposure. Please confirm that the underlying reference index is tech related which will provide the Fund tech exposure.

Response. The Registrant has made the requested change.

2. Comment. In the section of the Prospectus titled “Principal Risks,” please consider including a risk specific to U.S. technology.

Response. The Registrant has made the requested change. The Registrant has added further disclosure to the Equity Securities Risk in the “Principal Risks” section of the Prospectus, which now reads as follows:

• Equity Securities Risk — The securities markets are volatile. The Fund's exposure to the Underlying Reference Index subjects it to risks associated with equity markets. The value of the Underlying Reference Index may fluctuate, sometimes rapidly and unpredictably, due to factors affecting the U.S. equity markets generally or particular segments of the market. If the market prices of the securities to which the Underlying Reference Index is exposed decline, the value of your investment in the Fund will decline. Companies in the technology industry may be adversely affected by the failure to obtain, or delays in obtaining, financing or regulatory approval, intense competition, both domestically and internationally, product compatibility, consumer preferences, corporate capital expenditure, rapid obsolescence, research and development of new products and competition for the services of qualified personnel. Companies in the technology sector also face competition or potential competition with numerous alternative technologies. In addition, the highly competitive technology sector may cause the prices for these products and services to decline in the future. Technology companies may have limited product lines, markets, financial resources or personnel. Companies in the technology industry are heavily dependent on patent and intellectual property rights. The loss or impairment of these rights may adversely affect the profitability of these companies. The technology industry is subject to rapid and significant changes in technology that are evidenced by the increasing pace of technological upgrades, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements, developments in emerging wireless transmission technologies and changes in customer requirements and preferences. The success of sector participants depends substantially on the timely and successful introduction of new products.

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We hope that the foregoing responses adequately address your comments.

Should you have any further questions or comments, please do not hesitate to contact me at (630) 245-8394.

Very truly yours,

/s/ J. Christopher Jackson

J. Christopher Jackson

Senior Vice President Of Counsel

cc:

John P. Calamos, Sr.

Erik D. Ojala, Esq.

Susan L. Schoenberger, Esq.

Paulita A. Pike, Esq., Ropes & Gray LLP

Rita Rubin, Esq., Ropes & Gray LLP

Lawrence Zmerega, Esq., Ropes & Gray LLP

Madeline Raster, Esq., Ropes & Gray LLP